

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

David A. Campbell
President and Chief Executive Officer
Evergy Missouri West, Inc.
1200 Main Street
Kansas City, Missouri 64105

> **Re: Evergy Missouri West, Inc.**
> **Evergy Missouri West Storm Funding I, LLC**
> **Amendment No. 1 to Registration Statement on Form SF-1**
> **Filed October 27, 2023**
> **File Nos. 333-268913 and 333-268913-01**

Dear David A. Campbell:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-1

Part II - Information Not Required in Prospectus
Item 15. Undertakings, page 3

1.   Please revise to include the undertaking under Item 512(b) of Regulation S-K or tell us why it is not appropriate for you to do so.

     Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance